Via EDGAR
---------

August 28, 2007

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
111 F Street N.E.
Judiciary Plaza
Washington, D. C. 20549-1103


RE:   Magellan Health Services, Inc. (the "Company")
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed February 29, 2007
      File No. 001-06639


Dear Mr. Rosenberg:


         In a letter dated July 19, 2007 we previously provided responses to the comments of the Staff that were contained in the Staff's letter dated June 26, 2007, and which related to the Company's Form 10-K for the Fiscal Year Ended December 31, 2006. The purpose of this letter is to provide some further clarification to our responses to the first Staff Comment pertaining to the Managed Care Revenue disclosure on page F-10 of the December 31, 2006 Form 10-K as reflected in our letter dated July 19, 2007, as follows:

      o As relates to our proposed December 31, 2007 Form 10-K disclosure regarding managed care revenue, we will delete the word "generally" from such disclosure.

      o Also as relates to our proposed December 31, 2007 Form 10-K disclosure regarding managed care revenue, we will add additional language regarding the Company's accounting for its cost-plus contracts.


If you have any questions regarding the foregoing, please feel free to contact me at 860-507-1903.


Very truly yours,

/s/  Mark S. Demilio

Mark S. Demilio
Executive Vice President and Chief Financial Officer